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                            May 30, 2024

       Mr. Paul Pion
       Chief Financial Officer
       Cantor Fitzgerald Income Trust, Inc.
       110 E. 59th Street
       New York, NY 10022

                                                        Re: Cantor Fitzgerald
Income Trust, Inc.
                                                            Form 10-K For the
Fiscal Year Ending December 31, 2023
                                                            File No. 000-56043

       Dear Mr. Paul Pion:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K For the Fiscal Year Ending 12/31/2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations.
       Net Asset Value, page 67

   1. We note the average NAV per share was $22.08 as of December 31, 2023, compared to
                                                        $26.82 as of December
31, 2022. Please tell us what factors lead to the decrease in the estimated NAV.
Additionally, enhance your disclosure in future filings by including the factors that
contributed to any significant increase or decrease in estimated NAV over comparative periods.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if you
       have questions regarding comments on the financial statements and related matters.
 Mr. Paul Pion
Cantor Fitzgerald Income Trust, Inc.
May 30, 2024
Page 2


FirstName LastNameMr. Paul Pion                     Sincerely,
Comapany NameCantor Fitzgerald Income Trust, Inc.
                                                    Division of Corporation
Finance
May 30, 2024 Page 2                                 Office of Real Estate &
Construction
FirstName LastName